

July 18, 2011

<u>Via E-Mail</u>

Gordon M. Bava, Esq.
Manatt Phelps & Phillips, LLP
11355 West Olympic Blvd
Los Angeles, CA 90064

> **RE: National Technical Systems, Inc.**
> **Soliciting Materials filed pursuant to Rule 14a-12 filed by Dr. Jack Lin,**
> **   Luis A. Hernandez, Sidney Meltzner, and CAS Foundation**
> **Filed July 11, 2011**
> **File No. 001-34882**

Dear Mr. Bava:

We have reviewed your filing and have the following comments.

<u>Soliciting Materials</u>

1.   Please revise your soliciting materials to include the legend required by Rule 14a-12(a)(1)(ii).

        Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

> Sincerely,
>
> <u>/s/ Daniel F. Duchovny</u>
> Daniel F. Duchovny
> Special Counsel
> Office of Mergers & Acquisitions